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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 1)


USG CORPORATION
(Name of Issuer)


Common Stock, par value $.10 per share
(Title of Class of Securities)


          0009032931
(CUSIP Number)


James B. McHugh, Esq.
The Goldman Sachs Group, L.P.
85 Broad Street
New York, NY  10004
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


          January 7, 1994
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


Check the following  box if a fee is being paid with the statement.    (A fee
is not required, only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Page 1 of  34  pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Water Street Corporate Recovery Fund I, L.P.




2
Check the Appropriate Box if a Member of a Group*

	(a)
*
	(b)
*




3
SEC Use Only




4
Source of Funds

00-WC




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E)	*




6
Citizenship or Place of Organization

Delaware







Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With


7

Sole Voting Power
16,009,301 shares of Common Stock



8

Shared Voting Power
- - 0 -

9

Sole Dispositive Power
16,009,301 shares of Common Stock


10

Shared Dispositive Power
- - 0 -

11
Aggregate Amount Beneficially Owned by Each Reporting Person

16,009,301 shares of Common Stock

12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	*


13
Percent of Class Represented by Amount in Row (11)

42.9%

14
Type of Reporting Person*

  PN

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Goldman, Sachs & Co.



2
Check the Appropriate Box if a Member of a Group*

	(a)
*
	(b)
*




3
SEC Use Only




4
Source of Funds

00-WC




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E)	*




6
Citizenship or Place of Organization

New York




Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With






7


Sole Voting Power
16,105,840 shares of Common Stock




8


Shared Voting Power
- - 0 -


9


Sole Dispositive Power
16,105,840 shares of Common Stock



10


Shared Dispositive Power
- - 0 -

11
Aggregate Amount Beneficially Owned by Each Reporting Person

16,105,840  shares of Common Stock

12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	*


13
Percent of Class Represented by Amount in Row (11)

43.2%

14
Type of Reporting Person*

HC-BD-PN

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Goldman Sachs Group, L.P.




2
Check the Appropriate Box if a Member of a Group*

	(a)
*
	(b)
*




3
SEC Use Only




4
Source of Funds

00




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(E)	*




6
Citizenship or Place of Organization

Delaware



Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With







7

Sole Voting Power
16,105,840 shares of Common Stock




8

Shared Voting Power
- - 0 -


9

Sole Dispositive Power
16,105,840 shares of Common Stock



10

Shared Dispositive Power
- - 0 -

11
Aggregate Amount Beneficially Owned by Each Reporting Person

16,105,840 shares of Common Stock

12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	*


13
Percent of Class Represented by Amount in Row (11)

43.2%

14
Type of Reporting Person*

HC-PN

Item 1.	Security and Issuer.

	This Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D, dated May 6, 1993 (the
"Schedule 13D"), filed by Water Street Corporate
Recovery Fund I, L.P. ("Water Street"), Goldman,
Sachs & Co. ("Goldman Sachs") and The Goldman Sachs
Group, L.P. ("GS Group" and together with Water
Street and Goldman Sachs, the "Reporting Persons") relates to the beneficial ownership by the Reporting
Persons of shares of the common stock, par value $.10 per share (the "Common Stock"), of USG Corporation, a
Delaware corporation (the "Company").

	The principal executive offices of the
Company are located at 125 South Franklin Street,
Chicago, Illinois 60606.

Item 2.	Identity and Background.

	This Amendment No. 1 is being filed by the Reporting Persons.1 A copy of the joint filing agreement among the Reporting Persons is filed as Exhibit A to the Schedule 13D.

	The business address of each of the
Reporting Persons is 85 Broad Street, New York, New
York 10004. Water Street, a Delaware limited partnership, is engaged in the business of buying and selling securities of entities that (i) are in bankruptcy (or other form of legal reorganization) or have defaulted in the payment of any indebtedness for borrowed money or (ii) have outstanding debt securities meeting certain yield requirements.
Goldman Sachs is the sole general partner of Water
Street.

	Goldman Sachs, a New York limited
partnership, is an investment banking firm and a member of the New York Stock
Exchange, Inc. and other national exchanges.  GS
Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that engages (directly or indirectly through subsidiaries or affiliated companies or both) in the




1.	Neither the Schedule 13D or the present filing
nor anything contained therein or herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that Water
Street, Goldman Sachs and GS Group constitute a
"group" for any purpose.

business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners. GS Group is controlled by its general partners (which consist of the general partners of Goldman Sachs other than GS Group) as a group, who have delegated to its Management Committee the power to act on their behalf with respect to the management of GS Group.

	The name, business address, present
principal occupation or employment and citizenship of each of the general partners of Goldman Sachs and of GS Group that is a natural person are set forth in
Schedule I and are incorporated by reference. The name, state or place of organization, principal business, address of principal business and address of principal office of each of the general partners of Goldman Sachs (other than GS Group) and of GS
Group that is not a natural person are also set forth in Schedule I and incorporated by reference. The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each corporate general partner of Goldman Sachs are set forth in Schedule II and incorporated by reference. The members of the Management Committee of GS Group are those persons listed in Schedule I who have an asterisk marked next to their name.

	During the last five years, none of the
Reporting Persons nor, to their knowledge, any of the persons listed on Schedule I or Schedule II, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) except as set forth on Schedule III, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.
	Source and Amount of Funds or Other Con
sideration.

	Water Street acquired the shares of Common
Stock and the warrants to purchase Common Stock
("Warrants") on May 6, 1993 pursuant to the terms of the Prepackaged Plan of Reorganization of the Company under Chapter 11 of the Bankruptcy Code (the
"Prepackaged Plan"). The Company solicited acceptances of the Prepackaged Plan from each person holding an impaired claim against or equity interest in the Company. Water Street voted all its impaired claims in favor of the Prepackaged Plan. The
Prepackaged Plan was filed on March 17, 1993, was confirmed on April 23, 1993 by the United States
Bankruptcy Court for the District of Delaware and became effective on May 6, 1993 (the "Effective Date"). The
Prepackaged Plan is filed as Exhibit B to the
Schedule 13D.

	In accordance with the Prepackaged Plan, 15,893,231 shares of Common Stock and 116,070
Warrants, each of which represents the right to purchase one share of Common Stock, were issued to Water Street in respect of Water Street's holdings of $307,904,000 principal amount of 13-1/4% Senior
Subordinated Debentures due 2000 of the Company (the
"13-1/4 Debentures") and $21,415,104 principal amount of 16% Junior Subordinated Pay-in-Kind Debentures due
2008 of the Company (the "16% Debentures").2

	Water Street acquired its holdings of 13-
1/4% Debentures and 16% Debentures through open market purchases between June 1990 and February 1991 for an aggregate purchase price of approximately
$131,298,408. The funds used by Water Street to purchase the 13-1/4% Debentures and the 16%
Debentures were obtained from the capital contributions by its partners. The amount of funds necessary to exercise the 116,070 Warrants held by Water Street is approximately $1,873,983 (based on an exercise price of $16.14 per Warrant). In the event
Water Street exercises the Warrants, it is expected that the funds for that exercise would be obtained from the available funds of Water Street.

	Also in accordance with the Prepackaged
Plan, 96,539 shares of Common Stock were issued to Goldman Sachs in respect of its holdings of $1,900,000 principal amount of 13-1/4% Debentures.3
Goldman Sachs acquired its holdings of 13-1/4%




2.	Based on the anticipated distributions of Common
Stock and Warrants to Water Street under the Prepackaged Plan, Water Street reported in the
Schedule 13D that it beneficially owned
15,893,384 shares of Common Stock and 116,108
Warrants. Water Street's beneficial ownership reported in this Amendment No. 1 reflects the actual number of shares of Common Stock and Warrants distributed to Water Street under the Prepackaged Plan.

3.	Based on the anticipated distribution of Common
Stock to Water Street and Goldman Sachs under the
Prepackaged Plan, Goldman Sachs and GS Group reported in the Schedule 13D that they beneficially owned 15,989,921 shares of Common
Stock and 116,108 Warrants. The beneficial ownership of Goldman Sachs and GS Group reported in this Amendment No. 1 reflects the actual number of shares of Common Stock and Warrants distributed to Water Street and Goldman Sachs under the Prepackaged Plan.

Debentures through open market purchases between March 1991 and July 1991 for an aggregate purchase price of approximately $677,000. The funds used by Goldman Sachs to purchase the 13-1/4% Debentures were obtained from working capital, which included the proceeds of short and medium-term bank loans obtained by Goldman Sachs in the ordinary course of business.
None of the persons listed on Schedule I or Schedule
II has contributed any funds or other consideration towards the purchase of the 13-1/4% Debentures by Goldman Sachs, except as they may have made capital contributions to Goldman Sachs as general partners of Goldman Sachs.

Item 4.	Purpose of the Transaction.

	As discussed in Item 3, pursuant to the
Prepackaged Plan (i) Water Street received 15,893,231 shares of Common Stock and Warrants to purchase
116,070 shares of Common Stock in exchange for its holdings of 13-1/4% Debentures and 16% Debentures and
(ii) Goldman Sachs received 96,539 shares of Common
Stock in exchange for its holdings of 13-1/4%
Debentures. The Reporting Persons acquired their shares of Common Stock and/or Warrants, as the case may be, pursuant to the Prepackaged Plan for the purpose of acquiring an equity interest, including the Warrants, in the Company. The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects. Under the letter agreement, dated
February 25, 1993 (the "Water Street Agreement"), between the Reporting Persons and the Company, which was entered into in connection with the Prepackaged
Plan, Water Street is entitled to receive all data and other information, and to have access to the executive officers and other key employees of the Company, as Water Street or Goldman Sachs may reasonably request to monitor and evaluate their investment in the Company. Water Street intends to request such data, information and access, and to discuss with the Company, from time to time, matters relating to the Company's financial condition, business, operations and prospects, including the extent and terms of any debt or equity financing or any refinancing or other transaction in respect of the Company's outstanding debt or equity securities.
Moreover, pursuant to the Water Street Agreement, two partners of Goldman Sachs have been elected as directors of the Company. In that capacity, they will be consulted, and will vote, on matters that are presented to the board of directors, including sales of assets, extraordinary corporate transactions, and changes to the Company's capitalization, dividend policy, business or corporate structure.
Furthermore, one of those partners of Goldman Sachs will also be a member of the Company's Finance
Committee, which has the powers described below.
Depending upon the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors, the Reporting Persons may sell Common Stock and/or Warrants, as the case may be, from time to time in public or private transactions (subject to the provisions of the Water Street Agreement). The
Water Street Agreement, which is described in Item 6, is filed as Exhibit C to the Schedule 13D.

	Under the Water Street Agreement, from and after the Effective Date and until June 22, 1997,
Water Street is entitled to nominate (i) two directors to the board of directors of the Company
("the Board"), which consists of 15 members and
(ii) one member to the Finance Committee of the Board, which consists of four members. The Finance
Committee has the power to review all significant financial matters, including strategies, policies or transactions, contemplated by the Company. The
Company's bylaws provide that "the Finance Committee shall provide review and oversight of and make recommendations to the board of directors on the [Company's] financing requirements and programs to obtain funds; relations with banks, bondholders and other creditors; forecasting procedures on revenues, expenses, earnings, and cash flow; operating and capital expenditure budgets; dividend policy; the adoption of any compensation plan for key employees which contemplates the issuance of stock of the [Company] or which is a significant cash compensation plan (other than an annual cash bonus plan consistent with past practice); and acquisitions, divestitures and significant transactions affecting the
[Company's] capital structure or ownership."  Water
Street's initial designees to the Board are Wade
Fetzer III and Barry L. Zubrow, both of whom are partners of Goldman Sachs. Mr. Zubrow is a member of the Finance Committee.

	Under the Water Street Agreement, the
Company provides Water Street with a shelf registration to register debt securities, four demand registrations to register debt and/or equity securities and unlimited piggyback registrations, subject to certain limitations described in Item 6 below. Water Street sold $131,294,000 of debt securities of the Company, representing all of the debt securities of the Company owned by Water Street, under a shelf registration statement which was filed by the Company with the Securities and Exchange
Commission and which became effective on June 21, 1993. On January 7, 1994, the Company filed a registration statement for an underwritten public offering of Common Stock (the "Offering"). Water
Street has exercised its piggyback registration rights with respect to the Offering; and the Company has included 2,500,000 shares of Common Stock for sale by Water Street in the registration statement relating to the Offering (3,137,500 shares if the underwriters' overallotment option is exercised in full).

	Except as set forth in this Amendment No. 1, none of the Reporting Persons nor, to their knowledge, any of the persons listed on Schedule I or
Schedule II has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5.	Interest in Securities of the Issuer.

	(a)	As of the date hereof, Water Street
beneficially owns 15,893,231 shares of Common Stock and Warrants to purchase 116,070 shares of Common
Stock. In its registration statement relating to the Offering which was filed with the Securities and Exchange Commission on January 7, 1994, the Company disclosed that 37,158,085 shares of Common Stock were outstanding as of December 31, 1993. Based on the foregoing, Water Street beneficially owns (without giving effect to the Warrants owned by Water Street) approximately 43% of the outstanding shares of Common
Stock. Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Water Street would beneficially own approximately 43% of the outstanding shares of Common
Stock. Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by Water
Street), Water Street would beneficially own approximately 40% of the outstanding shares of Common
Stock.

	As of the date hereof, Goldman Sachs
beneficially owns 96,539 shares of Common Stock and, as the general partner of Water Street, may be deemed to be the beneficial owner of the 15,893,231 shares of Common Stock and Warrants to purchase 116,070 shares of Common Stock held by Water Street. In addition, GS Group may be deemed to be the beneficial owner of (i) the 15,893,231 shares of Common Stock and Warrants to purchase 116,070 shares of Common
Stock held by Water Street and (ii) the 96,539 shares of Common Stock held by Goldman Sachs. Based on the foregoing (including the shares of Common Stock owned by Water Street), Goldman Sachs and GS Group beneficially own (without giving effect to the Warrants owned by Water Street) an aggregate of 15,989,770 shares of Common Stock, or approximately
43% of the outstanding shares of Common Stock.
Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Goldman Sachs and GS Group would beneficially own approximately 43% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised
(including the Warrants owned by Water Street),
Goldman Sachs and GS Group would beneficially own approximately 41% of the outstanding shares of Common
Stock.

	As described in Item 4 above, on January 7,
1994 the Company filed a registration statement for an underwritten public offering of Common Stock of 6,000,000 shares of Common Stock by the Company
(6,637,500 shares if the underwriters' overallotment option is exercised in full) and 2,500,000 shares of Common Stock by Water Street (3,137,500 shares if the underwriters' overallotment option is exercised in full). Assuming consummation of the Offering (and assuming that the underwriters' overallotment options are not exercised), (i) Water Street would beneficially own 13,393,231 shares of Common Stock
(12,755,731 shares if the underwriters' overallotment option is exercised in full) and Warrants to purchase
116,070 shares of Common Stock and (ii) Goldman Sachs and GS Group would beneficially own 13,489,770 shares of Common Stock (12,852,270 shares if the underwriters' overallotment option is exercised in full) and Warrants to purchase 116,070 shares of Common Stock. Based on the foregoing, Water Street would beneficially own (without giving effect to the Warrants owned by Water Street) 31% (29% if the underwriters' overallotment option is exercised in full) and Goldman Sachs and GS Group would beneficially own (without giving effect to the Warrants owned by Water Street) 31% (29% if the underwriters' overallotment option is exercised in full), in each case, of the outstanding shares of Common Stock after the Offering. Assuming that Water
Street exercises all of its Warrants, but that no other Warrants are exercised, Water Street would beneficially own 31% (29% if the underwriters' overallotment option is exercised in full) and Goldman Sachs and GS Group would beneficially own 31%
(30% if the underwriters' overallotment option is exercised in full), in each case, of the outstanding shares of Common Stock after the Offering.

	To the knowledge of the Reporting Persons, none of the persons listed on Schedule I and
Schedule II own any shares of Common Stock.

	(b)	Water Street, Goldman Sachs and GS
Group have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them. As described in Item 6 below, the voting and disposition of the shares of Common Stock owned by Water Street or Goldman Sachs are subject to the provisions of the Water Street Agreement.

	(c)	None of the Reporting Persons nor, to
their knowledge, any of the persons listed on
Schedule I or Schedule II, has been party to any transaction in the Common Stock during the sixty-day period ending on the date of this Amendment No. 1.

	(d)	No other person is known by the
Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	As described in Item 4 above, the Reporting
Persons have entered into the Water Street Agreement with the Company, a copy of which is filed as Exhibit
C to the Schedule 13D.

Water Street Agreement

	Purchases, Sales, Voting and Other Restricti ons and Rights. The Water Street Agreement:

	(i)  prohibits the Reporting Persons from
purchasing, or offering or agreeing to purchase, any shares of Common Stock or other voting securities of the Company, except for acquisitions by Goldman Sachs or GS Group of up to an aggregate of 10% of the then outstanding shares of Common Stock in the ordinary course of its business and except for purchases (a) pursuant to the Prepackaged Plan, (b) upon the exercise of any Warrants or other rights to purchase
Common Stock received under the Prepackaged Plan, (c) by way of stock dividend, reorganization, merger or other like distribution made available to holders of Common Stock generally or under any shareholder rights agreement and (d) upon the distribution of Common Stock or Warrants by Water Street to its partners in accordance with Water Street's partnership agreement (the purchases referred to in clauses (a), (b), (c) and (d) are collectively known as the "Permitted Acquisitions");

	(ii)  requires (a) Water Street to vote all
shares of Common Stock and other voting securities of the Company beneficially owned by it and (b) the other Reporting Persons to vote all shares of Common
Stock beneficially owned by them in excess of 10% of the then outstanding shares of Common Stock, in each case, in the same proportion as the votes cast by all other holders of Common Stock and other voting securities of the Company, subject to certain exceptions described below;

	(iii)  restricts the ability of the
Reporting Persons to transfer shares of Common Stock to any person, except for (a) sales consistent with Rule 144 of the Securities Act of 1933,
(b) underwritten public offerings, (c) sales to persons who represent that after giving effect to the sale they will not be 5% holders, (d) pledgees who agree to be bound by certain provisions of the Water
Street Agreement, (e) in the case of Water Street, distributions to Water Street's partners in accordance with the governing partnership agreement,
(f) pursuant to a tender or exchange offer for shares of Common Stock if the Company does not use, or is prevented from using, a rights plan to defend against the offer, and (g) pursuant to transactions approved by the Board;

	(iv)  provides Water Street with certain
rights to nominate directors to the Board and the Finance Committee (as described in Item 4);

	(v)  requires the Company to maintain
directors' and officers' liability insurance and indemnification rights in favor of directors;

	(vi)  requires that the Company's Rights
Agreement provide exemptions for ownership of Common
Stock by the Reporting Persons;

	(vii)  provides Water Street with a shelf
registration to register debt securities, four demand registrations to register debt and/or equity securities and unlimited piggyback registrations, subject to certain limitations described below; and

	(viii)  provides for indemnification by the
Company of Water Street, its underwriters and related parties for securities law claims related to any registration contemplated in clause (vii) above.

	Lapse and Termination of Restrictions. As described in Item 4, Water Street is entitled to nominate (and has nominated) two directors to the Board. If the Water Street directors are removed from office without the consent of Water Street, the restrictions on the Reporting Persons relating to
(i) purchases of voting securities of the Company other than Permitted Acquisitions, (ii) voting of securities of the Company and (iii) the transfer of shares of Common Stock, as described above, terminate. These restrictions also terminate upon the earliest to occur of: (i) the consummation of a merger, consolidation or other business combination to which the Company is a constituent corporation, if the stockholders of the Company immediately before such merger, consolidation or combination do not own more than 50% of the combined voting power of the then outstanding voting securities of the surviving corporation, (ii) the Board consisting of a majority of directors not approved by a majority vote of the continuing directors, who are the directors serving on February
25, 1993 and any directors approved after that time by a majority of the then continuing directors, and
(iii) the tenth anniversary of the Water Street
Agreement. In addition, the restrictions on purchases of voting securities and transfers of Common Stock also terminate when the Reporting
Persons own less than 5% of the then outstanding shares of Common Stock.

	Furthermore, the Reporting Persons will not be subject to the voting restrictions contained in the Water Street Agreement if (i) the Company defaults on the payment of principal or interest required to be paid pursuant to any indebtedness if the aggregate amount of such indebtedness is $25,000,000 or more; (ii) the payment of principal of any of the Company's indebtedness is declared due and payable prior to the date on which it would otherwise become due and payable if the aggregate amount of such indebtedness is $25,000,000 or more; (iii) any person other than Water Street becomes the beneficial owner of more than 10% of the then outstanding shares of Common Stock; or (iv) the Company fails to comply with (x) a minimum total interest coverage ratio of
0.63 for a specified coverage period in 1993 and for the first quarter of 1994, 0.84 for the second quarter of 1994, 0.97 for the third quarter of 1994 and 1.14 for the fourth quarter of 1994, or (y) beginning in 1995, the following financial covenants in the manner set forth in the Company's credit agreement: a minimum senior interest coverage ratio, a minimum total interest coverage ratio, a minimum fixed charge coverage ratio, a minimum adjusted cumulative net worth, and a maximum leverage ratio, provided that (a) these financial covenants will be calculated based only on domestic revenues unless the Company's non-domestic consolidated revenues exceed
35% of its total consolidated revenues, and (b) the Company will not be deemed out of compliance in the event of a breach, after 1994 and prior to 1998, of the senior interest coverage ratio or the total interest coverage ratio unless there also exists at that time a breach of the fixed charge coverage ratio or in the event of a breach, after 1994 and prior to 1998, of the fixed charge coverage ratio unless there also exists at that time a breach of either the senior interest coverage ratio or the total interest coverage ratio. If the Company complies with the financial covenants within the two fiscal quarters following the first failure to comply, the voting restrictions will apply again. However, if the Company thereafter fails to comply with any of the financial covenants, the voting restrictions will terminate.

	Registration Rights. As described in Item 4 above, Water Street has certain rights to cause the Company to register the Company's debt and equity securities that are held by Water Street. Under the Water Street Agreement, the following "holdback" arrangements apply: (i) the Company will not effect any registration of any of its securities during the 90-day period following the effective date of any of Water Street's demand or piggyback registrations, or during the 180-day period following the effective date of the first underwritten public offering of Common Stock after the Effective Date, if that offering is effected by Water Street under conditions described in the Water Street Agreement, and
(ii) Water Street (and any other Reporting Person that receives a distribution of Common Stock from Water Street and owns 5% or more of the then outstanding shares of Common Stock) will not request a demand registration during any period in which the Company is actively engaged in a registered distribution of its securities and until 90 days after the effective date of the registration statement relating to the distribution (unless the distribution is made in connection with the first underwritten public offering of Common Stock after the Effective Date, in which event the holdback period may be longer, up to 180 days). Accordingly, with respect to the Offering, the holdback period will be 180 days after the effective date of the registration statement. In addition, notwithstanding
Water Street's unlimited piggyback registration rights, if the Company, before November 6, 1994, effects, other than pursuant to a demand by Water
Street, the first underwritten public offering of Common Stock after the Effective Date pursuant to which it registers to sell no more than that number of shares of Common Stock as would yield an aggregate price to the public of $100,000,000, then Water
Street does not have the right to participate in that offering. If the Company, in its sole discretion, determines that more than $100,000,000 of Common
Stock is to be sold in that offering, then Water
Street will have the right to sell in that offering
50% of the number of additional shares of Common
Stock determined by the Company to be sold (or such lesser number as Water Street chooses). As described in Item 4 above, Water Street has exercised its piggyback registration rights with respect to the Offering; and the Company has included 2,500,000 shares of Common Stock for sale by Water Street in the registration statement for the Offering
(3,137,500 shares if the underwriters' overallotment option is exercised in full). Except as described above, the Company and Water Street have mutual piggyback rights on registrations initiated by the other, generally on an equal basis.

	Pursuant to the Water Street Agreement, of
Water Street's four demand registrations, (a) the Company will pay the registration expenses (other than commissions and discounts of underwriters) (the "Registration
Expenses") for two registrations ("Free
Registrations"), (b) the Company and Water Street will each pay one-half of the Registration Expenses for two registrations ("50/50 Registrations"), and
(c) the Company will pay up to $50,000 of the Registration Expenses relating to the shelf registration and, to the extent those expenses exceed
$50,000, Water Street may elect to (i) have the Company pay all of the excess expenses (in which case the shelf registration will constitute one of Water
Street's Free Registrations), (ii) share the cost of the excess expenses with the Company on an equal basis (in which case the shelf registration will constitute one of Water Street's 50/50 Registrations) or (iii) pay the excess expenses. In connection with the shelf registration covering the debt securities of the Company owned by Water Street, Water Street elected to pay the excess expenses.

	Put/Call Option. At any time prior to the first anniversary of the Effective Date, (i) Water
Street will have the right, subject to any applicable legal or contractual restriction (including those contained in the Company's amended credit agreement), to require the Company to purchase from Water Street
12,300,000 shares of Common Stock then owned by Water
Street at a price equal to (a) $40,000,000 divided by
(b) the number of outstanding shares of Common Stock immediately after giving effect to all distributions of Common Stock pursuant to the Prepackaged Plan (or
$1.08 per share based on the Company's estimate, in its Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 16,
1993, that 37.2 million shares of Common Stock would be outstanding immediately after consummation of the Prepackaged Plan (the "Estimated Number of Shares"));
and (ii) the Company will have the right, subject to any applicable legal or contractual restriction, to purchase from Water Street 12,300,000 shares of Common Stock then owned by Water Street at a price equal to (a) $4,000,000,000 divided by (b) the number of outstanding shares of Common Stock immediately after giving effect to all distributions of Common
Stock pursuant to the Prepackaged Plan (or $107.53 per share based on the Estimated Number of Shares).
Water Street and the Company have entered into two letter agreements, each dated as of May 5, 1993, which are filed as Exhibits D and E to the Schedule
13D, in which the parties agreed that (i) 12,300,000 shares are subject to the put and call options and
(ii) neither the put nor the call option restrict the Reporting Persons from selling, transferring or otherwise disposing of any shares of Common Stock.

	Rights Agreement. In accordance with the Water Street Agreement, the Company's Rights
Agreement must provide that, until December 31, 1997, Water Street's beneficial ownership of any shares of Common Stock (or warrants to purchase Common Stock or securities exchangeable for or convertible into Common Stock or warrants to purchase any such exchangeable or convertible securities)
(collectively, "Specified Securities") acquired pursuant to any Permitted Acquisition will not cause any of the following to occur: (a) Water Street or any of its Affiliates or Associates to become an Acquiring Person or an Adverse Person (as such terms are defined in the Rights Agreement), (b) the rights issuable under the Rights Agreement (the "Rights") to be distributed, (c) the transfer of Common Stock of the Company (or its successor by operation of law or under the terms of the Rights Agreement) no longer constituting the transfer of associated Rights or requiring the distribution of Rights certificates,
(d) the Rights becoming exercisable, non-redeemable or non-amendable, (e) a condition as the result of which Rights may be exchanged for Common Stock under the Rights Agreement, or (f) the Rights' purchase price or the amount of securities acquirable upon payment thereof to be adjusted (collectively, the "Specified Events").

	The Rights Agreement will also provide that, until February 25, 2003:

	(i)  from and after any distribution of
shares of Common Stock by Water Street to its partners and until the Reporting Persons
"beneficially own" (as defined in the Rights
Agreement to include the Specified Securities owned by associates and affiliates of the Reporting
Persons) a percentage of the outstanding shares of Common Stock which is less than 10% of the outstanding Common Stock (the "Flip-In Threshold"), the beneficial ownership by the Reporting Persons
(other than Water Street) of any Specified Securities acquired pursuant to any Permitted Acquisition or Permitted Acquisitions will not cause any of the Specified Events to occur, so long as the Reporting
Persons vote the shares of Common Stock owned by them in accordance with the terms of the Water Street
Agreement;

	(ii)  until the Reporting Persons
beneficially own a percentage of the outstanding shares of Common Stock which is less than the Flip-In
Threshold, the acquisition (other than pursuant to any Permitted Acquisition) by the Reporting Persons
(which acquisition, in the case of persons other than natural persons, is made in the ordinary course of business), including but not limited to acquisitions on behalf of proprietary accounts and accounts with respect to which any of the Reporting Persons has investment discretion, of up to an aggregate of an additional 10% of the outstanding shares of

Common Stock at the time of acquisition will not cause any of the Specified Events to occur;

	(iii)  the acquisition (other than pursuant
to any Permitted Acquisition or Permitted
Acquisitions) by the Reporting Persons (which acquisition, in the case of persons other than natural persons, is made in the ordinary course of business) of an aggregate of more than an additional
10% of the outstanding shares of Common Stock at the time of acquisition will not cause any of the Specified Events to occur, provided that, within ten business days after the Company notifies Water Street of that ownership, the Reporting Persons sell or otherwise transfer or dispose of Common Stock, so that, after giving effect to those transactions, the number of shares of Common Stock beneficially owned by the Reporting Persons that were acquired other than pursuant to any Permitted Acquisition or Permitted Acquisitions is not greater than an aggregate of 10% of the then outstanding shares of Common Stock; and

	(iv)  any percentage increase in any
Reporting Person's beneficial ownership of outstanding shares of Common Stock that results from the acquisition of shares of Common Stock by the Company or its Subsidiaries will not cause any Specified Event to occur.

	The foregoing description is qualified in its entirety by reference to the Water Street
Agreement, a copy of which is filed as Exhibit C to the Schedule 13D.

Warrant Agreement

	Pursuant to the Prepackaged Plan, Water
Street was issued Warrants to purchase 116,070 shares of Common Stock as part of the consideration issued in exchange for its holdings of 16% Debentures. Each
Warrant entitles Water Street to purchase one share of Common Stock at a purchase price of $16.14, subject to adjustment in certain events. The
Warrants are exercisable, subject to applicable securities laws, at any time prior to the fifth anniversary of the Effective Date. Water Street is not entitled to any rights as a stockholder of the Company with respect to the Common Stock issuable upon exercise of a Warrant, including the right to vote or to receive dividends or other distributions, until Water Street has properly exercised the Warrant.

Additional Information

	Goldman Sachs has previously provided
investment banking services to the Company, in connection with which the Company paid fees to Goldman Sachs and agreed to indemnify

Goldman Sachs against certain civil liabilities, including liabilities under the federal securities laws.

	Except as described herein, none of the
Reporting Persons, nor, to their knowledge, any of the persons listed on Schedule I or Schedule II is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.	Materials Filed as Exhibits.

	(A)	Joint Filing Agreement, dated May 17,
1993, among the Reporting Persons.

	(B)	Prepackaged Plan of Bankruptcy filed
with the United States Bankruptcy Court
for the District of Delaware.

	(C)	Letter Agreement, dated February 25,
1993, between the Company and the
Reporting Persons.

	(D)	Letter Agreement, dated as of May 5,
1993, between the Company and Water
Street.

	(E)	Letter Agreement, dated as of May 5,
1993, between the Company and Water
Street.

SIGNATURE


	Each of the undersigned certifies, after reasonable inquiry and to the best of its knowledge and belief, that the information set forth in this statement is true, complete and correct.


				WATER STREET CORPORATE
RECOVERY FUND I, L.P.

				By:  GOLDMAN, SACHS & CO.
				     General Partner



By: /s/ Richard A. Friedman
					     Name: Richard A.
Friedman
					     Title:  General
Partner



				GOLDMAN, SACHS & CO.



				     By: /s/ Richard A. Friedman
					     Name: Richard A.
Friedman
					     Title:  General
Partner


				THE GOLDMAN SACHS GROUP, L.P.



				     By: /s/ Richard A. Friedman
					     Name:  Richard A.
Friedman
					     Title:  General
Partner


Dated:  January 10, 1994

SCHEDULE I
The following table sets forth the name of each of the general partners of Goldman, Sachs & Co. (other than The Goldman Sachs Group, L.P.). Unless otherwise indicated, the business address of each person listed below is 85 Broad Street, New York, NY 10004, and, unless otherwise indicated, each natural person listed below is a citizen of the United States of America. Nobuyoshi John Ehara Inc., Jun Makihara Inc. and Masanori Mochida Inc., the only corporate general partners of Goldman, Sachs & Co. and The Goldman Sachs Group, L.P., are each incorporated in the State of Delaware. The principal occupation of each natural person listed below and the principal business of each of Nobuyoshi John Ehara Inc., Jun Makihara Inc. and Masanori Mochida Inc., is as a general partner of Goldman, Sachs & Co.

Name and Citizenship	Business Address
The persons listed below who have an asterisk marked next to their name are members of the Management Committee of The Goldman Sachs
Group, L.P.

Stephen Friedman*
Eric P. Sheinberg
Roy J. Zuckerberg*
David C. Clapp
David M. Silfen*
Jon Z. Corzine*
Eugene V. Fife*	133 Fleet Street
	London EC4A 2BB, England
Richard M. Hayden	133 Fleet Street
	London EC4A 2BB, England
Robert J. Hurst*
William J. Kealy

Howard A. Silverstein
Howard C. Katz
Michael R. Armellino
Peter K. Barker	333 South Grand Avenue
	Los Angeles, CA 90071
Eric S. Dobkin
David A. George*
Willard J. Overlock, Jr.*
Henry M. Paulson, Jr.*	4900 Sears Tower
	Chicago, IL 60606
Mark O. Winkelman*
Netherlands
Richard S. Atlas	333 South Grand Avenue
	Los Angeles, CA 90071
Jonathan L. Cohen
John R. Farmer	133 Fleet Street
	London EC4A 2BB, England
Fredric B. Garonzik	133 Fleet Street
	London EC4A 2BB, England
Kevin W. Kennedy
William C. Landreth	4900 Sears Tower
	Chicago, IL 60606

Daniel M. Neidich
Gary D. Rose
Edward Spiegel
Fischer Black
Robert A. Cenci
Robert F. Cummings, Jr.
Charles A. Davis
Angelo DeCaro
David F. DeLucia
Steven G. Einhorn
Joseph H. Ellis
Wade Fetzer III	4900 Sears Tower
	Chicago, IL 60606
David B. Ford
Robert M. Giordano
John A. Golden
Richard W. Herbst
Henry James	15 Queen's Road Central
	Hong Kong
David M. Leuschen
Jeanette W. Loeb
Michael R. Lynch
Michael D. McCarthy
Donald C. Opatrny, Jr.
R. Ralph Parks, Jr.
Edward A. Poppiti, Jr.
Gary L. Seevers
Alan A. Shuch
Thomas E. Tuft
Artur Walther
Federal Republic of Germany	Messe Turm, D-6000
	Frankfurt am Main 1
	Germany
Garland E. Wood
Robert J. Katz*
Michael P. Mortara
Henry C. Barkhorn III
Lloyd C. Blankfein
Frank P. Brosens
John P. Curtin, Jr.
Gavyn Davies
United Kingdom	133 Fleet Street
	London EC4A 2BB, England
Dexter D. Earle
Nobuyoshi John Ehara
Japan	12-32, Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Nobuyoshi John Ehara Inc.	12-32 Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
J. Christopher Flowers
Gary Gensler	12-32 Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
John F. Gilmore, Jr.	4900 Sears Tower
	Chicago, IL 60606
Charles T. Harris III
Thomas J. Healey
Stephen Hendel
Robert E. Higgins
Ernest S. Liu
Robert I. Lund	4900 Sears Tower
	Chicago, IL 60606
Eff W. Martin	555 California Street
	San Francisco, CA 94104
Charles B. Mayer, Jr.
Michael J. O'Brien
United Kingdom	133 Fleet Street
	London EC4A 2BB, England
Mark Schwartz
Stephen M. Semlitz
Robert K. Steel	133 Fleet Street
	London EC4A 2BB, England
Daniel J. Sullivan, Jr.	53 State Street, 13th Floor
	Boston, MA 02109
John A. Thain
John L. Thornton	133 Fleet Street
	London EC4A 2BB, England
Moses K. Tsang	15 Queen's Road Central
	Hong Kong
Bracebridge H. Young, Jr.	133 Fleet Street
	London EC4A 2BB, England
Joseph R. Zimmel
Barry L. Zubrow
Gary L. Zwerling
Jonathan R. Aisbitt
United Kingdom	133 Fleet Street
	London EC4A 2BB, England
Andrew M. Alper
William J. Buckley
Frank L. Coulson, Jr.
Connie Kadrovach Duckworth	4900 Sears Tower
	Chicago, IL 60606
Richard A. Friedman
Alan R. Gillespie
United Kingdom	133 Fleet Street
	London EC4A 2BB, England
Joseph H. Gleberman	12-32, Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Jacob D. Goldfield
Steven M. Heller
Ann F. Kaplan
Robert S. Kaplan	12-32 Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Peter D. Kiernan III
John P. McNulty
T. Willem Mesdag	133 Fleet Street
	London EC4A 2BB, England
Gaetano J. Muzio
Robin Illgen Neustein
Timothy J. O'Neill
Scott M. Pinkus
John J. Powers
Stephen D. Quinn
Arthur J. Reimers	133 Fleet Street
	London EC4A 2BB, England
James P. Riley, Jr.
Richard A. Sapp	133 Fleet Street
	London EC4A 2BB, England
Bernard M. Sussman
Donald F. Textor
Thomas B. Walker III
Patrick J. Ward	12-32, Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Jeffrey M. Weingarten	133 Fleet Street
	London EC4A 2BB, England
Jon Winkelried
Richard D. Witten
Gregory K. Palm	133 Fleet Street
	London EC4A 2BB, England
Carlos A. Cordeiro	133 Fleet Street
	London EC4A 2BB, England
John O. Downing	133 Fleet Street
	London EC4A 2BB, England
W. Mark Evans
Canada	3 Garden Road Central
	Hong Kong
Michael D. Fascitelli
Sylvain M. Hefes
France	6 Rue Newton
	75116 Paris, France
Reuben Jeffery III	133 Fleet Street
	London EC4A 2BB, England
Lawrence H. Linden
Jun Makihara
Japan	12-32, Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Jun Makihara Inc.	12-32, Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Masanori Mochida
Japan	12-32, Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Masanori Mochida Inc.
Robert B. Morris III	555 California Street
	San Francisco, CA 94104
Philip D. Murphy	Messe Turm, D-6000
	Frankfurt am Main 1,
	Germany
Suzanne M. Nora Johnson	333 South Grand Avenue
	Los Angeles, CA 90071
Terence M. O'Toole
Carl G.E. Palmstierna
Sweden	133 Fleet Street
	London EC4A 2BB, England
Michael G. Rantz
J. David Rogers
Joseph Sassoon
Israel	133 Fleet Street
	London EC4A 2BB, England
Peter Savitz	12-32, Akasaka 1-chome
	Minato-ku, Tokyo 107
	Japan
Charles B. Seelig Jr.
Ralph F. Severson	555 California Street
	San Francisco, CA 94104
Gene T. Sykes	333 South Grand Avenue
	Los Angeles, CA 90071
Gary A. Syman
Leslie C. Tortora
John L. Townsend
Lee G. Vance	133 Fleet Street
	London EC4A 2BB, England
David A. Viniar

John S. Weinberg
Peter A. Weinberg
Laurence M. Weiss
George W. Wellde Jr.
Jaime E. Jordan
Sharmin Mossauar-Rahmani
United Kingdom

SCHEDULE II
The name, business address, present principal occupation or employment and citizenship of each controlling person, if any, director and executive officer of each general partner of Goldman Sachs or GS Group that is a corporation are set forth below.
I.	Nobuyoshi John Ehara Inc.
Nobuyoshi John Ehara Inc. is controlled by Nobuyoshi John Ehara, its President and one of its directors. The business address of each person listed below other than Nobuyoshi John Ehara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Nobuyoshi John Ehara, a citizen of Japan, is the Ark Mori Building, 1-12-32, Akasaka, Minato-ku, Tokyo 107, Japan.
Name and Business Address	Position	Present Principal
		Occupation
Robert J. Katz	Chairman of the 	General Partner of
	Board	Goldman, Sachs & Co.

Stuart J. Schlesinger	Vice Chairman of 	General Partner of
	the Board	Goldman, Sachs & Co.

Nobuyoshi John Ehara	President and 	General Partner of
	Director	Goldman, Sachs & Co.

James B. McHugh	Secretary	Vice President of
		Goldman, Sachs & Co.
II.	Masanori Mochida Inc.
Masanori Mochida Inc. is controlled by Masanori Mochida, its President and one of its directors. The business address of each person listed below other than Masanori Mochida is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States. The business address of Masanori Mochida, a citizen of Japan, is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107, Japan.

Name and Business Address	Position	Present Principal
		Occupation
Robert J. Katz	Chairman of 	General Partner of
	the Board	Goldman, Sachs & Co.

Stuart J. Schlesinger	Vice Chairman of 	General Partner of
	the Board and 	Goldman, Sachs & Co.
	Treasurer

Masinori Mochida	President and 	General Partner of
	Director	Goldman, Sachs & Co.

James B. McHugh	Secretary	Vice President of
		Goldman, Sachs & Co.
III.	Jun Makihara Inc.
Jun Makihara Inc. is controlled by Jun Makihara, its President and one of its directors. The business address of each person listed below other than Jun Makihara is 85 Broad Street, New York, New York 10004, and each such person is a citizen of the United States of America. The business address of Jun Makihara, a citizen of Japan, is 333 South Grand Avenue, Los Angeles, California 90071.

Name and Business Address	Position	Present Principal
		Occupation
Robert J. Katz	Chairman of 	General Partner of
	the Board	Goldman, Sachs & Co.

Stuart J. Schlesinger	Vice Chairman of 	General Partner of
	the Board and 	Goldman, Sachs & Co.
	Treasurer

Jun Makihara	President and 	General Partner of
	Director	Goldman, Sachs & Co.

James B. McHugh	Secretary	Vice President of
		Goldman, Sachs & Co.

SCHEDULE III
In settlement of SEC Administrative Proceeding File No. 3-7647 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, GS&Co. without admitting or denying the findings consented to the entry of an Order dated January 16, 1992 along with numerous other securities firms. The SEC found that GS&Co. in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs") made and kept certain records that did not accurately reflect GS&Co.'s customers' orders for the GSEs' securities and/or offers, purchases or sales by GS&Co.'s of the GSEs' securities effected by GS&Co. in violation of Section 17(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and 17 C.F.R. Section Sign 240.17a-3 and 240.17a-4. GS&Co. was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure GS&Co.'s future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

*   SEE INSTRUCTIONS BEFORE FILLING OUT!
*   SEE INSTRUCTIONS BEFORE FILLING OUT!
*   SEE INSTRUCTIONS BEFORE FILLING OUT!



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